Exhibit 99.1

Eni launches Coral South project in Mozambique

The project, for its size, quality of resources and geographical position, will transform Mozambique’s economy and is a further significant achievement for Eni operatorship capabilities.

Maputo, 1 June 2017 — he President of the Republic of Mozambique Filipe Nyusi, the Minister of Mineral Resources Leticia Klemens, and Eni’s CEO Claudio Descalzi, participated today to the launch of the Coral South LNG project implementation phase. Managers from the partner companies were also in attendance, including CNPC’s Wang Yilin, Galp’s Carlos Gomes da Silva, Kogas’ Seunghoon Lee and ENH’s Omar Mitha. During the ceremony all the drilling, construction and installation contracts for the production facilities were signed, as well as agreements with the Mozambican government for the regulatory framework and financing of the project.

Coral South is the first project in the development of the considerable gas resources discovered by Eni in Area 4 of the Rovuma Basin. This achievement comes just three years since the drilling of the final exploration well in a country that is a newcomer to the global gas market. Despite the challenging price environment in the last few years, the launch of this project is testament to the quality of the assets in place and to Eni’s technological leadership in the development of deep-water gas fields. The Floating Liquefied Natural Gas (FLNG) unit, a symbol of engineering expertise, will have a capacity of around 3.4 MTPA (million tons per year) and will be the first FLNG in Africa and only the third globally.

The FLNG facilities construction will be financed through Project Finance covering around 60% of its entire cost. This is the first Project Finance ever arranged in the world for a liquefaction floater. The financing agreement has been subscribed by 15 major international banks and guaranteed by 5 Export Credit Agencies.

Eni CEO Claudio Descalzi commented: “As the world transitions to a low-carbon energy mix, Eni believes that the use of gas is critical to achieving a more sustainable future. Our ambition to become a global integrated gas and LNG player is based on working alongside key partners such as Mozambique. The Coral South Project will deliver a reliable source of energy while contributing to Mozambique’s economic development. This partnership approach with our hosting countries is the foundation on which our joint sustainable growth strategy is built.”

The Coral field, discovered in May 2012, is located within Area 4 and contains approximately 450 billion cubic meters (16 TCF) of gas in place. In October 2016, Eni and its Area 4 partners signed an agreement with BP for the sale of the entire volumes of LNG produced by the Coral South project for a period of over twenty years.

Eni is the operator of Area 4, through its participation in Eni East Africa (EEA), which holds a 70% participating interest in the concession while Portugal’s Galp Energia, South Korea’s Kogas and Mozambique’s Empresa Nacional de Hidrocarbonetos (ENH), each hold 10% stake. Eni holds 71.4% shares of Eni East Africa with China’s CNPC holding 28.6%. In March 2017 Eni signed an agreement to sell 50% of its shares in EEA to ExxonMobil, which will be completed subject to satisfaction of a number of conditions precedent, including clearance from Mozambican and other regulatory authorities. In the province of Cabo Delgado and in Maputo Eni has engaged in a vast program of activities to the benefit of the population, including access to energy, access to water, health and sanitation, and education and training activities.

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